Simpson Thacher & Bartlett llp
American Lawyers
ICBC Tower, 35th Floor
3 Garden Road
Hong Kong
(852) 2514-7600

Facsimile: (852) 2869-7694

Direct Dial Number	E-Mail Address
+852 2514 7650	clin@stblaw.com
December 10, 2010
VIA EDGAR
Mr. John Harrington, Staff Attorney
Ms. Celeste M. Murphy, Legal Branch Chief
Mr. Larry Spirgel, Assistant Director
Ms. Claire Delebar, Staff Accountant
Mr. Terry French, Accountant Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Focus Media Holding Ltd. Form 20-F for the year ended December 31, 2009 Filed June 29, 2010, amended July 16, 2010, September 7, 2010 and November 5, 2010 File No. 000-51387
Dear Mr. Harrington, Ms. Murphy, Mr. Spirgel, Ms. Delebar and Mr. French:
     On behalf of our client, Focus Media Holding Limited, a company organized under the laws of the Cayman Islands (the “Company” or “Focus Media”), we are submitting an amended version of the Company’s annual report on Form 20-F (the “amended Form 20-F/A”) referenced above in response to the comment letter, dated November 15, 2010, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). We have arranged for hand delivery of five hard copies of the revised 20-F/A marked against the amendment filing dated November 5, 2010 along with copies of this Letter.
Leiming Chen    Philip M.J. Culhane    Chris Lin    Sinead O’Shea    Jin Hyuk Park    Youngjin Sohn    Kathryn King Sudol
Resident Partners
Admitted in New York
New York    Beijing    Los Angeles    London    Palo Alto    São Paulo    Tokyo    Washington, D.C.
simpson thacher & bartlett llp is a registered limited liability partnership established under the laws of the state of new york. the personal liability of our partners is limited to the extent provided in such laws.
additional information is available upon request or at www.simpsonthacher.com

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Form 20-F for the year ended December 31. 2009
General
1.	Due to the failure of your principal financial officer to provide the certifications required by Rule 13a-14 and Form 20-F by the due date of your Annual Report, we do not consider the report to have been filed in a timely manner. Therefore, we do not believe you were eligible to use Form F-3 when you filed your registration statement on September 7, 2010. Refer to General Instruction I.A.2 of Form F-3, Rule 401(g)(2) under the Securities Act and Exchange Act Rules CD&I 161.09 available on our website.

The Staff’s comment is noted. The Company will use Form F-1 for any further offerings until it regains eligibility for Form F-3.
Risk Factors, page 7
If the PRC government finds that the ownership structure for our operating subsidiaries or our operation affiliates . . page 8
2.	In the second paragraph of this section, you note that, starting in late 2007, the advertising industry has been re-classified from a “restricted” area to a “permitted” area for foreign investment. Please provide more specific information about the PRC laws or regulations that implemented this change and how these laws or regulations intersect with the 2005 rules on foreign investment in the advertising business referenced in the previous paragraph. If advertising is now a permitted area for foreign investment, explain why only subsidiaries of WFOEs, but not WFOEs themselves, can engage in advertising businesses.
The Company respectfully advises the Staff that the Ministry of Commerce (the “MOFCOM”) and the National Development and Reform Commission (the “NDRC”) of the PRC have been promulgating relevant catalogues to guide the foreign investments in various industries in China, which classify industrial areas into four categories: “encouraged”, “permitted”, “restricted” and “prohibited” categories. The authorities update the catalogues from time to time, and the catalogue promulgated in 2007, which is the most updated one, re-classified the advertising industry from a “restricted” area to a “permitted” area.

Generally speaking, foreign investment in a “permitted” area is not subject to special approval requirements imposed by the MOFCOM or NDRC except for those routinely applicable to each foreign investment project. However, foreign investment in certain areas, such as the advertising industry, may further be subject to industry-tailored regulatory requirements. Although the 2007 catalogue re-classifies the advertising industry as a “permitted” area, the qualification requirements imposed on the foreign investors, as

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disclosed in the 20F/A, remain unchanged under the relevant rules jointly issued by the State Administration for Industry and Commerce (the “SAIC”), the primary administrative authority of the advertising industry, and the MOFCOM. As such, the WFOE operating subsidiaries are not qualified to operate the advertising businesses.

However, the aforesaid qualification requirements are not expressly applied to the WFOEs for their investment in the advertising industry. As a result, certain subsidiaries of the WFOEs are now qualified to engage in advertising businesses. The Company has revised the disclosure on page 8 to clarify this in the Risk Factor commented on by the Staff.
3.	We note that approximately 71% of 2009 net revenue was generated through indirect PRC operating subsidiaries. In an appropriate location of the annual report, please discuss in more detail the process and costs involved in converting businesses from operating affiliates to indirect PRC operating subsidiaries. Discuss the historical costs that you have incurred converting businesses to date. In addition, please explain how you determine which businesses to convert and how you balance the time and financial costs associated with converting, on the one hand, against the risks, challenges and conflicts associated with the contractual operating structure discussed in various risk factors, on the other hand.
The Company has revised the disclosure on page 8 and added additional clarifying disclosure on pages 56 and 61 in the Corporate Structure and general revenue discussion of the Operating and Financial Review and Prospects sections, respectively. The Company supplementally advises the Staff that it has not historically incurred significant financial costs and has removed such reference in the disclosure.
4.	As part of your contractual operating structures, you have entered into call option agreements with the PRC shareholders that would be exercisable by your PRC operating subsidiaries to the extent permitted by PRC law. Given your disclosure referenced above with respect to changes in PRC law starting in 2007, disclose whether it is your belief that these call option agreements are now exercisable. Explain what role these option agreements have played in the conversion process to date. If you have not been able to transfer ownership pursuant to these agreements, include separate risk factor disclosure explaining the limitations of these agreements and clarifying that ownership transfer will still involve “substantial” costs.
The Company respectfully advises the Staff that it believes the call option agreements are now exercisable. Also, the Company has been able to gradually convert certain PRC operating affiliates into PRC operating subsidiaries by exercising the call options. However, as described in the Company’s response to the Staff’s comment #3, the Company may decide not to exercise the call options for certain PRC operating affiliates at this stage and to convert

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them gradually. Corresponding disclosure to this effect has been added to the amended Form 20-F/A on pages 56 and 102.
If the PRC government finds that the ownership structure of our operating affiliates violates PRC laws as a result of the change in Jason Nanchun Jiang’s citizenship . . page 9
5.	We note your response to comment six in our letter dated September 22, 2010. Based on your response, we understand that Mr. Jiang still maintains his PRC citizenship because he has not resided outside of the PRC since becoming a Singapore citizen. Please confirm through disclosure that Mr. Jiang is still a PRC citizen and also disclose whether or not the PRC recognizes dual citizenship.
The Company respectfully advises the Staff that PRC law does not recognize dual citizenship. According to PRC law, a PRC citizen is allowed to cancel his or her PRC citizenship after obtaining relevant governmental approval. Mr. Jiang has already cancelled his PRC identification card and domicile registration with approval by the relevant PRC authorities and currently only maintains his Singaporean citizenship.
6.	You cite the New M&A Rule for the proposition that a change in citizenship of a shareholder of a PRC domestic company does not change the nature of the PRC domestic company. However, it is not clear to us why this guidance would apply to the restrictions on foreign investment in the advertising industry as administered by the SAIC or Ministry of Commerce. Please revise to clarify why you believe the guidance in the New M&A Rule would be applicable to regulations on foreign investment in the advertising industry.
The Company respectfully advises the Staff that the six regulators promulgating the New M&A Rule include the MOFCOM and SAIC, which are the major administrative authorities of foreign investment and advertising companies. The New M&A Rule does not specify its general applicability to changes in citizenship of a shareholder of a PRC domestic company, while there also lacks any other law or regulation that specifically regulates the current situation of Focus Media Advertisement. The Company believes that the New M&A Rule somehow reflects the attitude of MOFCOM and SAIC on this issue, especially as the answer given by the relevant government official of the local SAIC in response to the Company’s enquiry (see the Company’s response to the Staff’s comment #6 in the response letter dated November 5, 2010) is also consistent with the quoted provision. As such, the Company believes the current disclosure is appropriate.
We use contractual arrangements with our PRC operating affiliates and their shareholders for a significant portion of our Chinese operations . . ., page 10
7.	We note that one reason that the equity pledges have yet to be registered is the recent promulgation of implementing rules in some places and variance in local

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practices. Please explain the process for registering your equity pledges, including how many different local registrations must be completed for each pledge.
The Company respectively advises the Staff that for each pledge of a specific PRC operating affiliate, the pledgor and pledgee are required to register the pledge with the local counterpart of the SAIC. The Company once had more than 50 operating affiliates registered with various local counterparts of the SAIC, and after various reorganizations in the past years by converting certain PRC operating affiliates into indirect operating subsidiaries, the Company now needs to have the pledges registered with ten different local counterparts of the SAIC to perfect the existing pledges. The detailed requirements on the registration of each pledge vary from city to city. In general, the pledgor and pledgee are required to submit to the relevant counterpart of the SAIC, an application form, the register of shareholders of the relevant PRC operating affiliate, the pledge agreement, the documents evidencing the identification of the pledgeor and pledge, and other documents as required by the relevant counterpart of the SAIC at its discretion. So far, the Company has completed registration of four pledges with the local counterparts of the SAIC, and is in the process of registering the remaining nine pledges. The Company has revised its disclosure on page 10 in response to the Staff’s comment.
PRC regulation of loans and direct investment by offshore holding companies to PRC entities . .. ., page 12
8.	Considering the restrictions and challenges discussed under this risk factor heading, please explain to us, in practical terms, how funds raised off-shore would be used to operate your businesses in China.
The Company respectively advises the Staff that our business in China is generally self-funded. The funds raised off-shore are not used in operating our business in China. Historically funds raised off-shore were primarily utilized in business acquisitions with only an insignificant portion used to provide loans and capital contributions to our business in China.
Information on the Company, page 42
Limitations on Foreign Ownership in the Advertising Industry, page 51

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9.	We note your response to comment 18 in our letter dated September 22, 2010. Please also confirm that it has been your practice to obtain a new opinion each time you file an Annual Report on Form 20-F and that you received one in connection with the June 29, 2010 original filing. If this is not the case, please include appropriate qualifying disclosure in future filings regarding the date when you received the opinion and any changed factual or legal circumstances in the interim.
The Company respectfully advises the Staff that it is the Company’s practice to work with its PRC counsel to update the disclosure for each filing, including on Form 20-F, F-1 or F-3, to ensure that the descriptions of the corporate structure are updated and take into account all relevant PRC laws and regulations. In each case, the Company’s PRC counsel reviews pertinent updated corporate documents, agreements, approvals and other documents to assist the Company to update the disclosure of the corporate structure and related legal issues. The Company may not receive a new written PRC legal opinion each time it files an Annual Report on Form 20-F and we did not receive a opinion in connection with the filing of its Annual Report on June 29, 2010. However, Global Law Office reviewed the disclosure and documentation as described and issued a consent confirming its legal opinion on that basis, which consent was filed as an exhibit to the Annual Report. Nevertheless, to the extent it does not in the future receive a formal written opinion from its PRC counsel, the Company will include appropriate qualifying disclosure in future filings regarding the date when it received a full opinion and any changed factual or legal circumstances in the interim, if any. The Company has added such a statement on pages 48 and 55 of the amended Form 20-F/A.
Regulation of Advertising Services, page 53
10.	We note your response to comment 21 in our letter dated September 22, 2010. However, we specifically note that you are still in the process of obtaining business licenses from SAIC branches for some of your new directly-operated cities. We assume you are referring to cities in which you have recently converted to operating through indirect subsidiaries as opposed to operating affiliates. If this is the case, please explain why you were comfortable converting certain businesses to indirect subsidiaries prior to receiving appropriate business licenses in light of restrictions on foreign investment in the advertising industry.
The Company respectively advises the Staff that the Company was not referring to cities in which the Company has recently converted to operating through indirect subsidiaries as opposed to operating affiliates but newly established directly-operated cities. As indicated in the response to the Staff’s prior comment #17 in the response letter dated November 5, 2010, the Company views the referenced risk as an industry and advertising-business-related risk, arising from the relatively rigid registration requirements under the PRC laws and the acquisition and business expansion strategy pursued by the Company. For example, when the Company acquires a target operating advertising business, the target may fail to fully comply with the local registration requirements, and it may take a period of time for the

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Company to rectify the defect following the acquisition.
Management’s Discussion and Analysis, page 51
General
11.	We note your expanded disclosure of strategic and operational reorganization during the three years ended December 31, 2009. We also note your response to prior comment 29 to our letter dated September 22, 2010. Please expand the discussion of the Allyes operations to describe in detail the changes in the operations of Allyes or the market conditions in which Allyes operates that explain the significant increase in fair market value of Allyes between January 2010 (the date of sale of 38% of Allyes to certain employees, management and directors) and July 2010 (the date the remaining interest in Allyes was sold to unrelated third parties).
The Company has expanded the relevant disclosure on page 59 of the amended Form 20-F/A in response to the Staff’s comment.
12.	We note that you included a tabular presentation of recent acquisitions returned to original owners as an annex to your response letter. Please expand MD&A to include the tabular presentation, along with a narrative explanation of each transaction.
The requested disclosure has been added to the amended Form 20-F/A on page 78. The Company respectively advises the Staff that it has not included a narrative explanation of each transaction because these transactions were inter-related and similar in nature. As such, explanations have been added based on transactions of similar nature.
13.	We note that you describe the general metrics used in your evaluation of whether subsidiaries are underperforming Please expand your discussion of dispositions to include which metrics you utilized for each of the subsidiaries determined to be underperforming Detail any differences in assumptions for subsidiaries in different reporting units.
The Company respectfully advises the Staff that it does not use specific metrics in evaluation whether a subsidiary is underperforming. The Company has expanded the disclosure on pages 78 and 79 of the amended Form 20-F/A as requested by the Staff, including references to utilizing metrics.
Goodwill Impairment, page 63

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14.	Refer to your tabular presentation of goodwill on pages 70, 71 and F-21. Please revise to properly align the amounts for Goodwill Impairment for 2008.
The Company has made the requested alignment.
15.	We note your response to prior comment 35 to our letter dated September 22, 2010. We note that the projected operating performance for your poster frame, movie theatre and billboard reporting units differed significantly from historical performance for these operations and resulting in the obligation to pay contingent consideration while also recognizing impairment of intangible assets in the same period. Please expand MD&A to detail the assumptions used in determining these estimates and expand the discussion to explain in greater detail the trends that are reflected in your projected performance for these reporting units.
The requested disclosure has been added on pages 71 and 72 of the amended Form 20-F/A.
16.	Refer to your discussion of contingent consideration on page 77. Please expand the discussion to quantify the amounts of contingent payments for each segment for businesses acquired in 2008 which are the subject of contingent payment arrangements in 2009 and future periods. Revise the disclosure to include the amounts paid during the periods presented under each agreement. Please revise Note 3 to the financial statements accordingly.
The Company has added the requested expanded disclosure in a new table on page 78 and in Note 3 to the financial statements.
Controls and Procedures, page 124
17.	We re-issue comment 46 in our letter dated September 22, 2010 in part. In light of your failure to include the required certifications by your principal financial officer in a timely manner, as well as other disclosure corrections or revisions that required multiple amendments to your Form 20-F, revise your disclosure regarding the conclusions of your principal executive officer and principal financial officer as to the effectiveness of your disclosure controls and procedures as of December 31, 2009. If management still concludes that disclosure controls and procedures were effective as of that date, please include a detailed explanation of how management came to that conclusion in spite of these issues.

The Company notes that the amendments to the 20-F were the result of specific events that ultimately the Company does not believe render its internal controls

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ineffective. The first amendment was made in response to a comment from the NASDAQ Global Market requesting the clarification of a rule reference. The second amendment was made in anticipation of the filing of an F-3, and was made to reflect, among other things, updates to the corporate structure and PRC legal disclosure for that purpose. The Company has discussed these matters internally with its board of directors, including the independent directors and audit committee. Following such discussions, and notwithstanding the amendments and revisions made to its most recent annual report, the Company’s management has still concluded that its disclosure controls and procedures were effective as of December 31, 2009. An explanation to this effect has been added to Item 15 of the amended Form 20-F/A.
Financial Statements
General
18.	We note that, as of December 31, 2009, you have Paid In Capital of $1.9 billion, Accumulated Losses of $747 million and Investments in and Amounts Due from your subsidiaries and affiliates of $1.1 billion. We also note from disclosures in the condensed financial statements in Financial Statement Schedule I that your subsidiaries and affiliates have incurred losses of $750 million in 2008 and $171 million in 2009. For subsidiaries and affiliates with an accumulated loss and/or paid in capital balance at the subsidiary or affiliate level as of December 31, 2009, please revise to disclose, if true, that these subsidiaries and affiliates are restricted in their ability to transfer all of their net assets to you in the form of cash, dividends, loans or advances. Also, it is unclear why you disclose on page 87 that you have only $790 million of restricted net assets as of December 31, 2009, in light of your investments and advances to subsidiaries and affiliates. Please revise or advise.
The Company respectively advises the Staff that the $1.1 billion of investments in and amounts due from our subsidiaries and affiliates as of December 31, 2009, as disclosed in Financial Statements Schedule I, includes our investments in both the PRC and non-PRC subsidiaries and affiliates determined in accordance with the U.S. GAAP. The $790 million of restricted net assets as of December 31, 2009, as disclosed on page 11, 87, 89, F-31 and F-39, represents all of the net assets of its PRC subsidiaries and affiliates determined in accordance with generally accepted accounting principles in the PRC (the “PRC GAAP”). The difference between the two numbers primarily consists of (i) U.S. GAAP adjustments, such as goodwill and intangible assets arising from business combinations that are not pushed down to the PRC subsidiaries and affiliates’ for the purpose of preparing financials in accordance with PRC GAAP, which are the basis used to determine the restricted net assets (ii) the PRC subsidiaries and affiliates with net liabilities that are excluded from the calculation of the PRC subsidiaries and affiliates’ restricted net assets, and (iii) the non-PRC subsidiaries and affiliates’ net assets that are not included in the calculation of the PRC subsidiaries and affiliates’ restricted net assets.

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The Company further advises the Staff that relevant PRC laws and regulations permit payment of dividends by the Company’s PRC subsidiaries and affiliates only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, as disclosed in Note 15 on Page F-31, PRC laws and regulations require that annual appropriations of after-tax income for the general reserve fund, enterprise expansion fund and staff bonus and welfare fund should be set aside prior to payment of dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances, which is made up of the registered capitals of the Company’s PRC subsidiaries and affiliates and the statutory reserves as disclosed in Note 15.

The Company revisited the calculation of its PRC subsidiaries and affiliates’ restricted net assets and determined that as of December 31, 2009, the amount of the restricted portion should be $202 million, which consists of the registered capital and the statutory reserves, but does not include all of the retained earnings or net assets of the PRC subsidiaries and affiliates. The Company acknowledges that the difference appears quantitatively material in itself. However, the Company does not believe restricted net assets of its PRC subsidiaries and affiliates is critical or relevant to investors’ decision making as the Company has clearly disclosed in its dividend policy that it intends to retain all available funds and any future earnings for use in the operations and expansion of its business and, as such, has no intention to pay any cash dividends in the foreseeable future. Further, the Company has never distributed any dividends on its ordinary shares. After a thorough analysis in accordance with SAB 99, the Company does not believe it is material to the consolidated financial statements as a whole and is not likely to impact the judgment of a reasonable person relying upon the report due to the following:
•	It does not affect any number in the financial statements (i.e. consolidated balance sheets or consolidated statements of operations, changes in equity or cash flows);

•	It does not mask a change in earnings or other trends or measurements (including segment information) that investors focus on to judge the Company’s performance;

•	It does not affect the Company’s compliance with regulatory requirements. The Company has been providing Schedule I in the past even though it may not have been required under SEC Rule S-X 12-04(a) and 4-08(e)(3). Such disclosure has provided the investors with meaningful information about the financial position and results of operations of the parent company;

•	It does not affect the Company’s compliance with loan covenants or other contractual requirements;

•	It does not involves concealment of an unlawful transaction; and

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•	It does not have the effect of increasing management’s compensation.
Based on the above considerations, the Company concluded that the adjustment to restricted net assets was not material to warrant a restatement or further revision to its Form 20-F/A. The Company will revise disclosures of restricted net assets in its annual report for fiscal year 2010 in the Form 20-F to only include the registered capital and the statutory reserves of the PRC subsidiaries and affiliates.
Note 6 — Accounts Receivable, Net, page F-18
19.	We note on page 73 that many of your major customers were facing significant financial problems, including in some cases the possibility of bankruptcy, during 2008. We also note that your bad debt expense for 2008 was less than half your bad debt expense for 2009. Please expand the discussion in MD&A on page 73 and Note 6 on page F-18 to explain how these trends impacted your allowance for doubtful accounts as of December 31, 2008.
The Company has added the requested disclosure on page 69 in response to the Staff’s comment. The Company respectfully advises the Staff that it did not revise Note 6 on page F-18 as it considers that the discussion is more appropriately included as a component of MD&A and that the Company’s accounting policy footnote adequately describes how the Company computes its allowance for bad debt.
*          *          *
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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     If you have any question regarding the amended Form 20-F/A, please do not hesitate to contact me at +852 2514 7650 or my colleague Daniel Fertig at +852 2514 7660
Very truly yours,
/s/ Chris Lin
Chris Lin
Enclosures

cc:	Kit Leong Low, Chief Financial Officer Alex Deyi Yang, General Manager Focus Media Holding Limited